Exhibit 99.5
CARDS INC. LIMITED
Financial Statements for the
year ended 31st July 2005
Registered Office
25 School Lane
Bushey
Herts. WD23 1SS

Registered Number:	3329087 (England and Wales)
Director:	Darren Epstein
Secretary:	Paul Freedman

Contents	Page
Report of the director	2 – 4
Auditors report	5 – 6
Profit and Loss Account	7
Balance Sheet	8
Cash Flow Statement	9
Accounting Policies	10 – 11
Notes to the Accounts	12 – 18

CARDS INC. LIMITED
Independent auditors’ report to the shareholders of Cards Inc. Limited.
We have audited the financial statements of Cards Inc. Limited for the year ended 31st July 2005 which comprise a Profit and Loss Account, Balance Sheet, Cash Flow Statement and the related notes on pages 9 to 17. The financial statements have been prepared under the historical cost convention and the accounting policies set out therein.
This report is made solely to the company’s shareholders, as a body, in accordance with section 235 of the Companies Act 1985. Our work has been undertaken so that we might state to the company’s shareholder those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
As described in the Statement of Director’s Responsibilities the company’s director is responsible for the preparation of the accounts in accordance with applicable law and United Kingdom Accounting Standards.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.
We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Director’s Report is inconsistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director’s remuneration and transactions with the company is not disclosed.
We read the Director’s Report and consider the implications for our report if we become aware of any apparent misstatements within it.
Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial

CARDS INC. LIMITED
Independent auditors’ report to the shareholders of Cards Inc. Limited.
Basis of audit opinion (continued)
statements. It also includes an assessment of the significant estimates and judgements made by the director in the preparation of the financial statements, and whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanation which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the financial statements give a true and fair view of the state of the company’s affairs at 31st July 2005 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

/s/ Leslie Woolfson & Co.
Profex House
25 School Lane	Leslie Woolfson & Co.
Bushey	Chartered Accountants and
Herts. WD23 1SS	Registered Auditors

19th December 2006

CARDS INC. LIMITED
Profit and Loss Account for the year ended 31st July 2005

	Note	2005	2004
		£	£
TURNOVER	1	13,679,800	18,487,021
Cost of sales		(10,930,224)	(15,132,301)

GROSS PROFIT for the year		2,749,576	3,354,720

Distribution costs and administrative expenses	2	(3,258,554)	(2,814,068)

Operating (loss)/profit	3	(508,978)	540,652
Interest receivable and similar income	4	19,844	11,435
Interest payable and similar charges	5	(120,435)	(25,934)

(Loss)/Profit on ordinary Activities before taxation		(609,569)	526,153
UK tax refund/(taxation) on loss/(profit ) on ordinary activities	6	148,478	(137,956)

(Loss)/Profit on ordinary Activities after taxation		(461,091)	388,197

Retained (Loss)/Profit For the financial year	13	£ (461,091)	£388,197

Continuing Operations
Turnover and operating loss derive wholly from continuing operations.
Statement of total recognised gains and losses
The company has no recognised gains or losses other than the loss for the current period.

CARDS INC. LIMITED
Balance Sheet as at 31st July 2005

	Note	2005	2004
		£	£
FIXED ASSETS
Tangible assets	7	206,574	128,595

CURRENT ASSETS
Stocks	8	3,624,785	847,228
Debtors	9	3,114,115	4,871,241
Cash at bank		1,539,067	1,718,047

		8,277,967	7,436,516

Creditors: amounts falling due within one year	10	(7,461,348)	(6,090,737)

Net current assets		816,619	1,345,779

Total assets less current liabilities		1,023,193	1,474,374

Creditors: amounts falling due after more than one year	10	(27,727)	(14,600)

Provision for liabilities	11	( —)	(3,217)

Total net assets		995,466	1,456,557

Financed by:

CAPITAL and RESERVES
Called — up Share Capital	12	100,000	100,000
Profit and Loss Account	13	895,466	1,356,557

Shareholders’ funds — Equity		995,466	1,456,557

Approved by the board of directors on 19th December 2006 and signed on its behalf:
D. Epstein director

CARDS INC. LIMITED
Cash Flow Statement
Year ended 31st July 2005

	Notes	2005	2004
		£	£
Reconciliation of operating profit to net cash inflow from operating activities

Operating (loss)/profit		(508,978)	540,652
Depreciation charges		65,401	42,011
(Increase)/decrease in stocks		(2,777,557)	133,701
Decrease/(increase) in debtors		1,757,126	(2,497,285)
Increase in creditors		210,896	1,313,403

Net cash (outflow) / inflow from operating activities		(1,253,112)	(467,518)

CASH FLOW STATEMENT
Net cash (outflow)/inflow from operating activities		(1,253,112)	(467,518)

Returns on investments and servicing of finance	15	(100,591)	(14,499)
Taxation		(124,294)	(32,119)
Capital expenditure	15	(143,380)	(108,400)

		(1,621,377)	(622,536)
Financing	15	796,004	(228,545)

(Decrease) in cash		(825,373)	(851,081)

Reconciliation of net cash flow to movement in net debt
(Decrease) in cash		(825,373)	(851,081)
(Increase)/decrease in debt & lease financing		(796,004)	213,945

Change in net debt	16	(1,621,377)	(637,136)
Net funds at 1st August		(623,435)	13,701

Net funds at 31st July		(2,244,812)	(623,435)

CARDS INC. LIMITED
ACCOUNTING POLICIES
Year ended 31st July 2005
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.
The following accounting policies have been applied:
Turnover
Turnover represents amounts derived from ordinary activities at invoiced amount less VAT where applicable.
Foreign Currencies
Transactions in foreign currencies are translated into Sterling and recorded at the rate ruling at the date of receipt or payment.
Stocks
Stocks are valued at the lower of cost and net realisable value after making due allowance for obsolete and slow-moving stocks. Cost includes all direct expenditure.
Taxation
Corporation tax is provided on taxable profits at the current rate.
Deferred Taxation
Full provision is made for deferred taxation resulting from timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes.
Deferred tax is calculated at the tax rates which are expected to apply in the periods when the timing differences will reverse.
Depreciation
Depreciation has been provided at the following rates in order to write off the assets over their estimated useful lives.

Plant	20% per annum on cost
Motor Vehicle	25% per annum on cost
The director does not feel the charge in the current period will materially affect any comparison with the comparative figures.

CARDS INC. LIMITED
ACCOUNTING POLICIES
Year ended 31st July 2005
(continued)
Leasing and hire purchase commitments
Rentals paid under operating leases are charged to income on a straight line basis over the lease term.
Assets held under finance leases are capitalised and depreciated over their useful lives. The corresponding lease obligation is treated in the balance sheet as a liability. The interest element of rental obligations is charged to profit and loss account over the period of the lease at a constant proportion of the balance of capital repayments outstanding.

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.
1. TURNOVER
The turnover and result before taxation is attributable to the sales of cards and collectibles.
Turnover is attributable to one continuing activity, the sales of cards and collectibles.

	2005	2004
	£	£
Turnover is analysed by market below:
United Kingdom	11,082,479	12,215,780
E.E.C.	1,956,096	5,431,076
Non — E.E.C	641,225	840,165

	13,679,800	18,487,021

2. DISTRIBUTION COSTS and ADMINISTRATIVE EXPENSES
Distribution costs	1,501,123	1,219,869
Administration expenses	1,757,431	1,594,199

	3,258,554	2,814,068

3. OPERATING (LOSS)/PROFIT
This is stated after charging:
Director’s remuneration	144,000	245,000
Auditors remuneration	11,000	11,000
Non — audit services	4,000	4,000
Operating lease charges:
Land and buildings	183,143	136,400
Hire of plant	7,544	7,016
Depreciation of tangible fixed assets:
Owned	56,290	36,803
Held under finance lease	9,111	464
Loss on sale of fixed asset	3,756	4,744

4. INTEREST RECEIVABLE
Bank interest received	19,844	11,435

5. INTEREST PAYABLE AND SIMILAR CHARGES
Bank loans and overdrafts	115,985	23,529

Finance charges in respect of finance leases	4,450	2,405

	120,435	25,934

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.

	2005	2004
	£	£
6. TAXATION
UK Corporation tax:
Tax refund (tax) on income for the year	137,000	(137,344)
(see below)
Deferred tax:
Origination and reversal of timing differences.	11,478	(612)

Tax refund (tax) on profit on Ordinary activities	148,478	(137,956)

2004:
The tax assessed for the period is lower than the standard rate of corporation tax in the U.K. (30%).
The differences are explained below:

Loss on ord. activities before tax	609,569	—
Profit on ord. activities before tax	—	526,153

Profit on ordinary activities multiplied by the standard rate of UK Corporation tax (30% — 2004:30%)	—	157,846
Tax refund	(137,000)
Effects of:
Expenses not deductible for tax purposes	—	8,219
Capital allowances for year (in excess) of depreciation	—	(2,476)
Marginal rate relief	—	(26,245)

(Refund) tax on income for the period	(137,000)	137,344

The company rate of 30% has been used as the director considers that this rate is the most convenient for comparison purposes.
Factors that may affect future tax charges:
It is likely in future years that capital allowances will be in excess of depreciation.
The tax claim for the year ended 31st July 2005 is restricted to the actual tax liability for the previous year.

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.
7. TANGIBLE ASSETS

		Motor
	Plant	Vehicle	Total
	£	£	£
COST:
As at 1st August 2004	152,129	22,264	174,393
Additions	122,511	38,495	161,006
Sales	—	(22,264)	(22,264)

As at 31st July 2005	274,640	38,495	313,135

DEPRECIATION
As at 1st August 2004	45,334	464	45,798
Charge for the period	56,290	9,111	65,401
Charge on sales	—	(4,638)	(4,638)

As at 31st July 2005	101,624	4,937	106,561

Net Book Value
As at 31st July 2005	173,016	33,558	206,574

As at 31st July 2004	106,795	21,800	128,595

The net book value of the motor vehicle £33,558 (2004 - £21,800) is in respect of an asset held under a finance lease. The depreciation charge in respect of the asset amounted to £4,937 — (2004 - £464 ).

	2005	2004
	£	£
8. STOCKS
Cards and collectibles for re-sale	3,624,785	847,228

9. DEBTORS
Trade	2,880,039	4,775,345
Other	234,076	95,896

	3,114,115	4,871,241

10. CREDITORS
Falling due within one year:
Bank overdrafts (secured)	2,965,975	2,326,882
Bank loan accounts (secured)	785,000	—
Finance lease obligations	5,177	7,300
Trade	2,426,646	2,295,749
Other	1,075,671	1,072,905
Taxation and social security	201,923	124,690
Corporation tax	956	263,211

	7,461,348	6,090,737

Falling due after more than one year:
Finance lease obligations	27,727	14,600

	27,727	14,600

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.
The bank loans are secured on the company’s assets by way of a debenture dated 24th February 1999.
The company has annual commitments under non-cancellable operating leases which expire as follows:

	2005		2004
	Land and		Land and
	buildings	other	buildings	other
	£	£	£	£
Operating leases which expire
Within one year	—	—	56,100	—
In the 2nd to 5th year inclusive	—	7,544	13,800	7,016
Over 5 years	249,170	—	122,090	—

	249,170	7,544	191,990	7,016

	2005	2004
	£	£
11 PROVISION for LIABILITIES — deferred taxation
At beginning of the year	3,217	2,605
Charge for year in the profit and loss account	(3,217)	612

At end of year	—	3,217

The amounts provided are as follows:
Accelerated capital allowances	—	3,217

12. CALLED-UP SHARE CAPITAL
Authorised:
100,000 Ordinary shares of £1 each	100,000	100,000

Allotted, called-up and fully paid:
100,000 Ordinary shares of £1 each	100,000	100,000

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.

	2005	2004
	£	£
13. PROFIT AND LOSS ACCOUNT
Balance as at 1st August 2004	1,356,557	1,068,358
Retained (loss)/profit for the year	(461,091)	388,197
less: increase in issued share capital	—	(99,998)

Balance as at 31st July 2005	895,466	1,356,557

14. RECONCILIATION of MOVEMENT in SHAREHOLDER’S FUNDS

	2005	2004
	£	£
At 1st August 2004	1,456,557	1,068,360
(Loss)/ Profit for the financial year	(461,091)	388,197

At 31st July 2005	995,466	1,456,557

Shareholder’s Funds: Equity	995,466	1,456,557

15. GROSS CASH FLOWS

Returns on investments and servicing of finance
Interest receivable	19,844	11,435
Interest payable	(115,985)	(23,529)
Interest element of finance lease rentals	(4,450)	(2,405)

	(100,591)	(14,499)

Capital expenditure
Payments to acquire tangible fixed assets	(161,006)	(114,000)
Receipts from sales of tangible fixed assets	17,626	5,600

	(143,380)	(108,400)

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.

	2005	2004
	£	£
Financing
Loan (repayments)	785,000	(219,987)
Capital element of finance lease payments	11,004	(8,558)

	796,004	(228,545)

16. ANALYSIS of CHANGES in NET DEBT

	At 1/8/04	Cash flows	At 31/7/2005
	£	£	£
Cash at bank	1,718,047	(178,980)	1,539,067
Overdrafts	(2,319,582)	(646,393)	(2,965,975)

		(825,373)

Debt due within 1 year	—	(785,000)	(785,000)

Hire Purchase	(21,900)	(11,004)	(32,904)

		(796,004)

Total	(623,435)	(1,621,377)	(2,244,812)

Cash at bank relates to monies at the company’s bankers on current account and any interest bearing accounts held on short term notice.
17. DIRECTOR
Staff costs include the following emoluments in respect of a director:

	2005	2004
	£	£
Emoluments	144,000	245,000

18. EMPLOYEES
Number of employees:
The average monthly number of employees (including the director) during the period was:

	2005	2004
	no.	no.
Administration	24	17
Warehouse	4	5
Sales	7	9

	35	31

CARDS INC. LIMITED
Notes forming part of the financial statements for the year ended 31st July 2005.

Employment costs:	£	£
Wages and salaries	994,442	969,759
Social security costs	147,203	77,294

	1,141,645	1,047,053

19. CONTROLLING PARTY
Darren Epstein, the company’s director, controls the company as a result of controlling directly 92% ( 2004 — 100% ) of the issued Ordinary share capital. Mr. Epstein has lent money to the company on an interest free basis. The amount outstanding on this loan at 31st July 2005 was £405,810 (2004 — £237,659.)
20. RELATED PARTY TRANSACTIONS
During the year the company purchased, on normal commercial terms, goods to the value of £164,821 from Strictly Ink Limited, a company in which Darren Epstein is a director and materially interested as a shareholder. The company sold goods to this firm amounting to £983. The net balance due to Strictly Ink Limited at the end of the year was £14,662 (2004-£10,445)
Darren Epstein has given a personal guarantee up to £150,000 to the company’s bankers to secure any borrowings by the company.
21. In the year ended 31st July 2005 bank charges have been included in ‘Administration expenses’. This is a departure from previous accounts which included the expense in ‘Interest payable and similar charges’. As a result of this change in accounting practice certain comparative figures have been restated.